UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                                                                                                    SEC File Number:  001-16845

(Check One):     [  ] Form 10-K [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q  [  ] Form 10-D

                          [  ] Form N-SAR  [  ] Form N-CSR

For Period Ended:   June 30, 2007

[   ] Transition Report on Form 10-K    [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F     [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
 For the Transition Period Ended: ______________________

                Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the

notification relates:   ______________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                                                              PFF Bancorp, Inc.
Former Name if Applicable:                                                         N/A
Address of Principal Executive Office (Street and Number)        9337 Milliken Avenue
City, State and Zip Code:                                                           Rancho Cucamonga, California 91730

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),

the following should be completed.  (Check box if appropriate.)

[X]	(a) (b) (c)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form

N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof,

could not be filed within the prescribed time period.

Based on current conditions in several of the real estate markets in which the Registrant lends, the Registrant is performing an expanded internal asset review, specifically with respect to the status of certain loans that were less than 90 days past due at June 30, 2007.  The Registrant has encountered unanticipated delays in completing this review, which delays could not be eliminated by the Registrant without unreasonable effort or expense.

As a result of the foregoing unusual circumstances and in the interest of full and accurate disclosure and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-Q filing.  The Registrant represents that the filing will be made no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

            Gregory C. Talbott

            Senior Executive Vice President,

            Chief Operating Officer/Chief Financial Officer and Treasurer                  (909)                941-5400

            (Name)                                                                                            (Area Code)     (Telephone Number)

 (2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

            Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)

            been filed?  If the answer is no, identify report(s).

                                                                                                                        Yes  [X]           No [  ]

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                        Yes  [X ]          No [  ]

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Please see Annex A attached hereto.

PFF Bancorp, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 10, 2007                                    By:         /s/ Gregory C. Talbott
                                                                                    Gregory C. Talbott

                                                                                    Senior Executive Vice President, Chief Operating Officer/

                                                                                    Chief Financial Officer and Treasurer

ANNEX A

     The Registrant expects to report reduced operating results for the three months ended June 30, 2007 compared to the comparable period of 2006.  The decrease in operating results primarily reflects a $20.9 million provision for loan and lease losses for the three months ended June 30, 2007 compared to a $500,000 provision for loan and lease losses for the comparable period of 2006.  As discussed in the Registrant's news releases dated July 11, 2007 and July 23, 2007, the provision is primarily a result of credit weaknesses the Registrant is experiencing in the residential construction and land segment of its loan portfolio, as the Registrant continues to observe slow levels of sales and downward pressure on prices on a number of residential construction projects the Registrant has financed, particularly in the Central Valley and Coachella Valley regions of California.  For additional information, see the Registrant's Current Reports on Form 8-K, filed with the Securities and Exchange Commission on July 13, 2007 and July 24, 2007.